UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (”Boston”), today announced the implantation of its millionth TAXUS® Express[2]™ paclitaxel-eluting coronary stent system, marking a major milestone for Boston Scientific and for the treatment of coronary artery disease.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 19, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, January 19, 2005

ANGIOTECH PARTNER ANNOUNCES IMPLANTATION OF MILLIONTH

TAXUS® EXPRESS2™ CORONARY STENT SYSTEM

Market-leading product surpasses major milestone

VANCOUVER, BC  January 19, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI, TSX:ANP) corporate partner, Boston Scientific (”Boston”), today announced the implantation of its millionth TAXUS® Express2™ paclitaxel-eluting coronary stent system, marking a major milestone for Boston Scientific and for the treatment of coronary artery disease.

“The implantation of our millionth TAXUS stent system is a significant symbolic achievement for Boston Scientific,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific. “We are gratified that the TAXUS system has become the preferred treatment option for clinicians, but more important, we are pleased that so many patients have benefited from this innovative, life-enhancing technology.”

“This is a noteworthy milestone for Boston Scientific, for physicians and for patients,” said Gregg Stone, M.D., Director of Cardiovascular Research and Education, Center for Interventional Vascular Therapy, Columbia University Medical Center, New York. “This product has truly revolutionized how we treat coronary artery disease and dramatically advanced the practice of interventional cardiology.”

“We congratulate Boston Scientific on this major milestone of the millionth TAXUS stent implanted,” said William Hunter, MD, MSc, President and Chief Executive Officer of Angiotech. “We believe the TAXUS and Liberte stents have set the standard for drug delivery in the coronary arteries and we look forward to furthering this proof of concept technology into other medical fields.”

The TAXUS stent system received CE Mark in Europe in January 2003 and U.S. Food and Drug Administration approval in March 2004. The TAXUS stent system is the global market leader.

Earlier this week, Boston announced that it had launched its TAXUS® LibertéTM paclitaxel-eluting stent system in 18 countries. The TAXUS Liberté system features Boston’s next-generation Liberté coronary stent.  Boston plans to launch the TAXUS Liberté system in Europe later this year and in the United States next year, subject to regulatory approval.

Boston acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc., please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12